Exhibit 21
SUBSIDIARY
OF
LSB CORPORATION
LSB Corporation has one wholly-owned subsidiary River Bank. River Bank is a Massachusetts-chartered savings bank organized in 1868 and headquartered at 30 Massachusetts Avenue, North Andover, Massachusetts.
SUBSIDIARIES
OF
RIVER BANK
River Bank has three wholly-owned subsidiaries, each of which is organized or incorporated in Massachusetts.
Shawsheen Security Corporation and Shawsheen Security Corporation II. These two subsidiaries engage exclusively in buying, selling, dealing in and holding investment securities on its own behalf.
Spruce Wood Realty Trust which holds real estate used in the normal course of business.